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                               May 4, 2023

       Wanjun Yao
       Chief Executive Officer
       Tungray Technologies Inc.
       #02-01, 31 Mandai Estate,
       Innovation Place Tower 4,
       Singapore 729933

                                                        Re: Tungray
Technologies Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 25,
2023
                                                            File No. 333-270434

       Dear Wanjun Yao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Consolidated Statements of Cash Flows, page F-7

   1. Referencing ASC 230 please tell us why the related party repayments and loans are classified as cash
provided by and used in investing activities. In doing so, please tell us your consideration of
classifying the proceeds as cash provided by financing activities pursuant to ASC
230-10-45-14b.
 Wanjun Yao
FirstName  LastNameWanjun
Tungray Technologies Inc. Yao
Comapany
May  4, 2023NameTungray Technologies Inc.
May 4,
Page 2 2023 Page 2
FirstName LastName
Note 11. Related party balances and transactions
Loans receivable - related parties, page F-27

2. We note your disclosure that you distributed the "remaining majority" of the declared dividends to shareholders. Please disclose here, and elsewhere as appropriate, the date of the distribution, the total dollar amount of dividends paid and where the cash distribution is classified in the Statements of Cash Flows. Furthermore, please clarify the facts and circumstances of the cash dividend that appears to have been a precondition for the shareholders to in turn repay outstanding loan balances.
General

3. We note your response to prior comment 3. Please clearly indicate in your disclosure whether you relied on an opinion of counsel when determining whether PRC laws and other obligations applied to your business and this offering.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Anna Jinhua Wang